January 15, 2015

By EDGAR and Overnight Delivery

Michael Clampitt, Esq.

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Village Bank and Trust Financial Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 19, 2014

File No. 333-200147

Dear Mr. Clampitt:

In response to the comments set forth in your letter dated January 7, 2015 with regard to the above-referenced filing of Village Bank and Trust Financial Corp. (the “Company”), we submit on behalf of the Company the following responses and summary of revisions in the Company’s Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”), which the Company is filing with this letter.

In addition to the EDGAR submission, we are sending to you by overnight delivery three copies of Amendment No. 2 marked to show the changes made from the Company’s Amendment No. 1 to Form S-1 filed on December 19, 2014.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. All page references in our responses are to Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Please revise to include executive compensation disclosure for the 2014 fiscal year. Refer to Regulation S-K Compliance and Disclosure Interpretation 217.11 for guidance.

E-mail: benjamin.mccall@leclairryan.com	951 East Byrd Street, Eighth Floor
Direct Phone: 804.916.7182	Richmond, Virginia 23219
Direct Fax: 804.916.7282	Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ COLORADO \ CONNECTICUT \ MARYLAND \ MASSACHUSETTS \ MICHIGAN

NEVADA \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ TEXAS \ VIRGINIA \ WASHINGTON, DC

ATTORNEYS AT LAW \ WWW.LECLAIRRYAN.COM

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2015

In response to the Staff’s comment, a new section entitled “Executive Compensation” has been included on pages 68 through 75 of Amendment No. 2 providing the requested disclosure.

Exhibits

2.	We note that certain exhibits have not been filed in their entirety. For example, Annexes A and B have been omitted from Exhibit 1.2. These are only examples. Please ensure that all exhibits are filed in their entirety.

In response to the Staff’s comment, Exhibit 1.2 has been re-filed with Amendment No. 2 to include Annex A. The most recent draft of Exhibit 1.2 no longer includes an Annex B. References to Annex B have also been removed from the prospectus included in Amendment No. 2. The Company believes that all exhibits have now been filed in their entirety.

3.	As a related matter, please note that absent an order granting confidential treatment or as otherwise explicitly permitted by Item 601 of Regulation S-K, you must file complete copies, including attachments, of all required exhibits in their entirety. Attachments include, for example, annexes, appendices, exhibits and schedules. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

In response to the Staff’s comment, Exhibit 1.2 has been re-filed with Amendment No. 2 to include Annex A. The most recent draft of Exhibit 1.2 no longer includes an Annex B. References to Annex B have also been removed from the prospectus included in Amendment No. 2. The Company believes that all exhibits have now been filed in their entirety.

Oral Comments Received January 14, 2015

In response to the Staff’s oral comment regarding revocability of subscriptions, the Company has revised the disclosure in Amendment No. 2 to make it clear that if the Company amends the offering in a manner that the Company believes is material, the Company will extend the offering and offer all subscription rights holders the right to revoke any subscription submitted prior to such amendment upon the terms and conditions that the Company sets forth in any such amendment.

We acknowledge the Staff’s oral comments regarding whether there are any contingencies that would require the subscription procedures utilized in the offering to comply with the provisions of subsection (b) of Rule 15c2-4 of the Securities Exchange Act of 1934. The Company does not believe that there are any offering contingencies. The offering will be conducted on a “best efforts” (any or all) basis and there is no minimum offering amount. The Company has removed references in Amendment No. 2 to potentially terminating the offering due to insufficient shareholder participation. Given that there are no offering contingencies, the Company does not believe that compliance with the provisions of subsection (b) of Rule 15c2-4 is required.

Michael Clampitt, Esq., Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

January 15, 2015

* * *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (804) 916-7182, or George P. Whitley at (804) 343-4089, should you require further information.

Sincerely,

/s/ Benjamin A. McCall

Benjamin A. McCall

Enclosure

cc:	William G. Foster, Jr.
George P. Whitley, Esq.